SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                                   (Amendment)



                             BASE TEN SYSTEMS, INC.
                                 --------------
                                (Name of Issuer)

                              Class B Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                   069 779 106
                                  -------------
                                 (CUSIP Number)


                                 MARCH 18, 1998
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to designate  the rule  pursuant  to which this
Schedule is filed:


____      Rule 13d-1(b)

 X
____      Rule 13d-(c)


____      Rule 13d-1(d)


     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.     069 779 106                                      Page 1 of 5 Pages
              -----------                                           --   --

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSONS (ENTITIES ONLY)

              MILDRED KRANZLER      SS# ###-##-####
------------ ----------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                          (a)      [ ]
                                                             (b)      [X]
------------ ----------------------------------------------

     3       SEC USE ONLY

------------ ----------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                            USA
------------ ----------------------------------------------

 NUMBER      5       SOLE VOTING POWER
   OF                       2,860
 SHARES     -----------------------------------------------
BENEFICIALLY 6       SHARED VOTING POWER
  OWNED                       0
    BY      -----------------------------------------------
  EACH       7       SOLE DISPOSITIVE POWER
REPORTING                   2,860
 PERSON     -----------------------------------------------
  WITH       8       SHARED DISPOSITIVE POWER
                              0
 ----------- ----------------------------------------------

    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON
                           2,860
------------ ----------------------------------------------

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                 [ ]

------------ ----------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             (9) EXCLUDES CERTAIN SHARES*
                           0.64%
------------ ----------------------------------------------

    12       TYPE OF REPORTING PERSON*
                        INDIVIDUAL
------------ ------------------------------------------------

             * SEE INSTRUCTIONS BEFORE FILING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


Item 1(a).   Name of Issuer:

             Base Ten System, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             One Electronics Drive
             Trenton, New Jersey  08619

Item 2(a).   Name of Person Filing:

             Mildred Kranzler

Item 2(b).   Address of Principal Business Office, or, if None, Residence:

             173 Rolling Hill Road
             Skillman, New Jersey  08558

Item 2(c).   Citizenship:

             United States

Item 2(d).   Title of Class of Securities:

             Class B Common Stock

Item 2(e).   CUSIP Number:

             069 779 106

Item 3.      Type of Filing

             Not Applicable

Item 4.
             (a)  The amount beneficially owned is 2,860

         However, the 2,860 Class B Common shares noted above are in the process of being converted to Class A Common Stock in the ratio of 1.5 shares of Class A for each share of Class B. Upon conclusion of that conversion the reporting person will own no other Class B Common shares of Base Ten Systems, Inc.

             (b)  The percent of class owned is 0.64%

             (c)  The number of shares as to which the person has:

                  (i)    sole power to vote or to direct the vote is 2,860

                  (ii)   shared power to vote or to direct the vote is -0-.

                  (iii) Sole power to dispose of or to direct the disposition of is 2,860.

                  (iv) Shared power to dispose of or to direct the disposition of is -0-.

         The person filing this statement hereby expressly disclaims beneficial ownership of the following items, which are not reported in Item 4 above or on the cover page of this Schedule 13G: all shares of Class B Common Stock of Base Ten Systems, Inc. owned by her husband, Myles M. Kranzler. The filing of this statement shall not be construed as an admission that the person filing is the beneficial owner of such securities.

Item 5.  Ownership of Five Percent or Less of a Class.

         This statement is being filed to report the fact that as of April 29, 1998, the reporting person has ceased to be the beneficial owner of more than five percent of this class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 7, 1998


                                         MILDRED KRANZLER
                                        ---------------------------------------
                                        Signature
                                        Name:  Mildred Kranzler